UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-8220				Date examination completed: 7/27/07
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Variable Products Trust
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.             All items must be completed by the investment company.

2.             Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.             Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Independent Registered Public Accounting Firm’s Report

To the Board of Trustees

ING Variable Products Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that ING VP International Value Portfolio (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of May 31, 2004, October 31, 2004, and December 31, 2004.  Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, October 31, 2004, and December 31, 2004, and, with respect to agreement of security purchases and sales, for the period January 1, 2004 through December 31, 2004:

(1)          Reconciliation of all such securities to the books and records of the Funds and The Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)          Confirmation of securities held in book entry form by the custodian, ING Belgium S.A./N.V., BHF Bank Aktiengesellschaft (formerly ING BHF Bank Ag), and ING Bank Netherlands (affiliated sub-custodian banks);

(3)          Confirmation of securities held in book entry form by Euroclear Belgium, Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., and Clearstream Banking (foreign depositories);

(4)          Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)          Agreement of selected security purchases and sales during the period January 1, 2004 through December 31, 2004 from the books and records of the Fund to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2004, October 31, 2004, and December 31, 2004, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects.  We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of ING VP International Value Portfolio, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/  KPMG LLP

July 27, 2007

Boston, Massachusetts

[ING FUNDS LOGO]

July 24, 2007

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2004, October 31, 2004, and December 31, 2004, and for the period from January 1, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004, October 31, 2004, and December 31, 2004, and for the period from January 1, 2004 through December 31, 2004, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic
Todd Modic
Senior Vice President and Chief Financial Officer

7337 E. Doubletree Ranch Road	Tel: 480.477.3000	ING Funds Services, LLC
Scottsdale, AZ 85258	Toll Free: 800.334.3444
Fax: 480.477.2700

Appendix A

ING Evergreen Health Sciences Portfolio

ING FMR Diversified Mid Cap Portfolio

ING Foreign Fund

ING Global Equity Dividend Fund

ING Global Real Estate Fund

ING Global Value Choice Fund (formerly, ING Worldwide Growth Fund)

ING International Growth Opportunities Fund (formerly, ING International Fund)

ING International Equity Fund (formerly, ING International Growth Fund)

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING International Small Cap Fund (formerly, ING International Small Cap Growth Fund)

ING International Value Fund

ING Julius Baer Foreign Portfolio

ING Russia Fund

ING Strategic Allocation Conservative Fund (formerly, ING Strategic Allocation Income Fund)

ING Strategic Allocation Growth Fund

ING Strategic Allocation Moderate Fund (formerly, ING Strategic Allocation Balanced Fund)

ING Templeton Global Growth Portfolio (formerly, ING Capital Guardian Managed Global Portfolio)

ING Van Kampen Global Franchise Portfolio

ING VP Global Equity Dividend Portfolio (formerly, ING VP Worldwide Growth Portfolio)

ING VP International Equity Portfolio

ING VP International Value Portfolio

ING VP Natural Resources Portfolio

ING VP Strategic Allocation Conservative Portfolio (formerly, ING VP Strategic Allocation Income Portfolio)

ING VP Strategic Allocation Growth Portfolio

ING VP Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Balanced Portfolio)